

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Mr. Richard J. Harris
Chief Financial Officer
Enstar Group LTD.
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX, Bermuda

Re: Enstar Group LTD.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-33289

Dear Mr. Harris:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 18. Statutory Requirements (Unaudited), page 169

1. Please address the following by providing us, as applicable, information or proposed
    disclosure to be included in future periodic reports:
    - Tell us why this note is marked unaudited. Confirm that no changes would be
      required if provided on an audited basis and that the unaudited denotation will be
      removed. This information is required disclosure in the annual financial statements
      that are required to be audited.
    - With respect to your dividend restrictions, revise to comply with Rule 4-08(e)(1) of
      Regulation S-X to disclose the amount of consolidated retained earnings that is

restricted or free of restrictions for the payment of dividends to Enstar Group LTD.'s stockholders.

- Revise your disclosure to comply with ASC 944-505-50-2 and 50-3 or tell us why this disclosure is not required. If it is required, also address ASC 944-505-50-6, as applicable.
- Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.
- You include the amount of statutory net income or loss for each of the latest two years. Please revise the amount for all three years presented as required by Rule 7.03(a)(23)(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant